UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40073

MORINGA ACQUISITION CORP

(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor
New York, NY, 10017

(212) 572-6395

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50

Units, each consisting of one Class A ordinary share and one-half of a redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Moringa Acquisition Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 26, 2024	Moringa Acquisition Corp

	By:	/s/ Ilan Levin
	Name:	Ilan Levin
	Title:	Director